Joseph J. Wolk
Executive Vice President
Chief Financial Officer

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08893
April 23, 2025
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

Re: Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 29, 2024
File No. 001-03215

Dear Mr. Atallah and Mr. Gordon:

Johnson & Johnson (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 16, 2025, with respect to Johnson & Johnson’s Form 10-K filed with the Commission on February 13, 2025 (the “2024 Form 10-K”).

Set forth below is the heading and text of the comment followed by our response:

Form 10-K for the Fiscal Year Ended December 29, 2024
Item 1. Business, page 1

1.
We note your statement on page 3 indicating that the licensed patents related to your Darzalex and Darzalex Faspro products are material to your business. In future filings, please revise to disclose the material terms of your licensing agreement with Genmab A/S relating to your Darzalex and Darzalex Faspro products or tell us why you believe such disclosure is not required. Your revisions should include the aggregate amount paid to Genmab, royalty rates or royalty rate ranges, and term and termination provisions. Please also file this agreement as an exhibit to your annual report. Refer to Item 601 of Regulation S-K for guidance.

Response:  In response to the Staff’s comment, we respectfully provide the following information:

The Company advises the Staff that the Company believes the license agreement (the “License Agreement”) with Genmab A/S (“Genmab”) does not need to be filed as an exhibit to the Company’s annual report under Item 601(b)(10)(i) of Regulation S-K, because the License Agreement was made in the ordinary course of business and does not meet any of the exceptions enumerated under Item 601(b)(10)(ii). In particular, the Company’s business is not “substantially dependent” on the License Agreement, as the Company is solely responsible for the development, manufacturing, promotion and distribution of its products, including DARZALEX and DARZALEX FASPRO. As disclosed in the 2024 Form 10-K, the Company relies on its own patents, in addition to patents licensed from Genmab pursuant to the License Agreement, which is of a nature that would ordinarily accompany the kind of business conducted by the Company.

Although the Company does not believe that disclosure of the material terms of the License Agreement would be required in its annual report, the Company will add disclosure substantially similar to the following in its future Form 10-K filings to the extent still relevant:

•	Royalty rate ranges between 12% - 20% of total DARZALEX net sales; and
•	Fiscal year 2024 and 2025 royalty amounts paid to Genmab of approximately $2 billion and $[X] billion, respectively.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact us with any questions or comments you may have.

Sincerely,
/s/ Joseph J. Wolk
EVP & Chief Financial Officer
(732) 524-1142

Copy:  Elizabeth Forminard, EVP and Chief Legal Officer
Robert Decker, VP Corporate Controller and Chief Accounting Officer

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